UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 10, 2014

Commission File Number: 001-36153

CRITEO S.A.

(Translation of registrant’s name into English)

32, rue Blanche

75009 Paris – France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On or about May 28, 2014, Criteo S.A. (the “Company”) mailed materials to holders of ordinary shares and holders of record at the close of business on May 26, 2014 of American Depositary Shares, each representing one ordinary share, of the Company in connection with an ordinary and extraordinary annual shareholders general meeting to be held at the Company’s headquarters in Paris, France on June 18, 2014. Copies of materials relating to the Company’s ordinary general meeting and extraordinary meeting of shareholders are also available on the Company’s website at http://ir.criteo.com or by contacting the Company’s investor relations department by telephone at +33 1 40 40 22 90 or by e-mail at ir@criteo.com.

The Company’s Board of Directors has convened an ordinary and extraordinary shareholders general meeting, in accordance with the provisions of French law and of the Company’s By-laws, for the purpose of requesting a vote on the following agenda items, as further detailed below and in the attached “Convening Notice to the Ordinary and Extraordinary Annual Shareholders General Meeting”:

Ordinary Matters

1.	Approval of the annual accounts of the fiscal year ended December 31, 2013

2.	Approval of the consolidated accounts of the fiscal year ended December 31, 2013

3.	Discharge to the members of the Board of Directors and to the statutory auditors for the performance of their duties during the financial year 2013

4.	Allocation of net results for the fiscal year ended December 31, 2013

5.	Review of the agreements referred to in articles L.225-38 and seq. of the French Commercial Code

6.	Determination of the amount of the directors’ attendance fees

7.	Renewal of Mr. Dominique Vidal’s office as director

8.	Approval of the 2013 and 2014 OSA (options to subscribe to new shares) and OAA (options to purchase existing shares) plans and of the 2013 and 2014 free share plans adopted by the Board of Directors

Extraordinary Matters

9.	Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing of ordinary shares or of any security giving access to the share capital with removal of the shareholders’ preferential subscription right to the benefit of a determined category of persons who meet certain criteria

10.	Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing of ordinary shares or of any security giving access to the share capital while preserving the shareholders’ preferential subscription right

11.	Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing of ordinary shares or of any security giving access to the share capital with removal of the shareholders’ preferential subscription right including in the context of a public offering

12.	Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing of ordinary shares or of any security giving access to the share capital with removal of the shareholders’ preferential subscription right in the framework of an offering made to the benefit of qualified investors or to a restricted circle of investors mentioned at the II of article L. 411-2 of the French monetary and financial code

13.	Delegation of authority to be granted to the Board of Directors in order to increase the number of securities to be issued as a result of a share capital increase with or without preferential subscription right pursuant to the said resolutions

14.	Determination of the overall limits on the amounts of the issues completed pursuant to the above mentioned delegations

15.	Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of incorporation of premiums, reserves, benefits or others

16.	Authorization to be given to the Board of Directors to grant OSA (options to subscribe ordinary shares) or OAA (options to purchase ordinary shares) of the Company

17.	Authorization to be given to the Board of Directors to grant free shares, existing or to be issued, pursuant to the provisions of articles L.225-197-1 and seq. of the French Commercial Code

18.	Delegation of authority to authorize to the Board of Directors in order to issue and to allocate warrants (for BSA or bons de souscription d’actions) in favor of a range of persons satisfying determined characteristics

19.	Determination of the overall limits on the amounts of the issues completed pursuant to the sixteenth to the eighteenth resolutions above

20.	Delegation of authority to be granted to the Board of Directors in order to increase the share capital by way of issuing of shares and securities giving access to the Company’s share capital to the benefit of employees who participate in a Company’s saving plan

The Company’s Board of Directors recommends that you vote “FOR” proposals 1-19 and “AGAINST” proposal 20. Explanations of these recommendations are included below.

Whether or not you plan to attend the ordinary and extraordinary annual shareholders general meeting in person, we urge you to vote your shares by signing, dating and returning the proxy card at your earliest convenience, but in any case no later than June 10, 2014. Please see the proxy card for specific instructions on how to vote. If you sign and return the proxy card, your shares will be voted:

•	in favor of the resolutions corresponding to proposals 1-19, whether or not you specifically indicate a “FOR” vote, unless you abstain or vote against a specific resolution; and

•	against the resolution corresponding to proposal 20, whether or not you specifically indicate an “AGAINST” vote, unless you abstain or vote for such resolutions.

Proxies are revocable, and any shareholder may withdraw his or her proxy by providing the Company with written notice or signing and returning a proxy card with a later date, in each case prior to the deadline set forth on the proxy card, or by attending the meeting and voting in person (although attendance at the meeting will not, in and of itself, constitute revocation of a proxy).

French law classifies resolutions as either ordinary or extraordinary, depending on the subject and whether the resolution involves amendment of the Company’s By-laws under French law; only the extraordinary shareholders meeting is authorized to adopt or amend the Company’s By-laws. For resolutions submitted to an ordinary meeting, the quorum required for a valid meeting is 20% of outstanding shares (voting rights) and resolutions pass by a simple majority of shares present or represented. For resolutions submitted to an extraordinary meeting, the quorum required for a valid meeting is 25% of outstanding shares (voting rights) and resolutions pass by a two-thirds majority of shares present or represented.

The resolutions corresponding to the agenda items listed above are set forth in the attached “Convening Notice to the Annual Shareholders General Meeting.” The following is a summary of those resolutions.

*****

Ordinary Matters

Proposal 1:	Approval of the annual accounts of the fiscal year ended December 31, 2013

The Board of Directors proposes that the shareholders approve the annual accounts for the fiscal year ended December 31, 2013 which resulted in a net income of EUR 8,762,570, as well as the transactions indicated in such accounts and summarized in such reports. The annual accounts do not show neither over-amortizations and other amortizations, nor sumptuary expenses not deductible as referred to in article 39-4 of the French General Tax Code.

The Board of Directors requests that shareholders approve this proposal.

Proposal 2:	Approval of the consolidated accounts of the fiscal year ended December 31, 2013

The Board of Directors proposes that the shareholders approve the consolidated accounts for the fiscal year ended December 31, 2013 as they were presented as well as the transactions indicated in such accounts and summarized in such reports.

The Board of Directors requests that shareholders approve this proposal.

Proposal 3:	Discharge to the members of the Board of Directors and to the statutory auditors for the performance of their duties during the financial year 2013

The Board of Directors proposes that the shareholders give discharge to the members of the Board of Directors and to the auditors for the performance of their duties during the financial year 2013.

The Board of Directors requests that shareholders approve this proposal.

Proposal 4:	Allocation of net results for the fiscal year ended December 31, 2013

The Board of Directors proposes that the shareholders allocate the net income of EUR 8,762,570.34 for the fiscal year ended December 31, 2013 as follows: EUR 24,332.62 to the legal reserve account and EUR 8,738,237.71 to the “retained earnings” account. No dividends have been distributed for the past three fiscal years.

The Board of Directors requests that shareholders approve this proposal.

Proposal 5:	Review of the agreements referred to in articles L.225-38 and seq. of the French Commercial Code

The Board of Directors proposes that the shareholders approve the terms of the special report of the statutory auditors on the agreements referred to in articles L.225-38 and seq. of the French Commercial Code and approve or, as the case may be, ratify, each of the agreements referred to in such report.

The Board of Directors requests that shareholders approve this proposal.

Proposal 6:	Determination of the amount of the directors’ attendance fees

The Board of Directors proposes that the shareholders increase the directors’ attendance fees for the fiscal year 2014 by EUR 1,250,000 to bring the total for 2014 to EUR 1,500,000 and set the directors’ attendance fees at EUR 1,500,000 for the fiscal year 2015 and the coming fiscal years until a new decision is taken by the ordinary shareholders’ meeting.

The Board of Directors requests that shareholders approve this proposal.

Proposal 7:	Renewal of Mr. Dominique Vidal’s office as director

The Board of Directors proposes that the shareholders renew the term of Mr. Dominique Vidal’s office as a director for a duration of three years expiring at the end of the ordinary general shareholders’ meeting relating to the approval of the Company’s annual accounts for the fiscal year ended December 31, 2016.

The Board of Directors requests that shareholders approve this proposal.

Proposal 8:	Approval of the 2013 and 2014 OSA (options to subscribe to new shares) and OAA (options to purchase existing shares) plans and of the 2013 and 2014 free share plans adopted by the Board of Directors

The Board of Directors proposes that the shareholders approve the 2013 stock-options plan and the 2013 free share plan, each adopted by the Board of Directors on July 10, 2013 and the 2014 stock-options plan and the 2014 free share plan, each adopted by the Board of Directors on March 4, 2014.

The Board of Directors requests that shareholders approve this proposal.

Extraordinary Matters

Proposal 9:	Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing of ordinary shares or of any security giving access to the share capital with removal of the shareholders’ preferential subscription right to the benefit of a determined category of persons who meet certain criteria

The Board of Directors proposes that the shareholders grant the Board of Directors the authority to decide, in one or more times in the proportions and at the times it considers appropriated, both in France and abroad, the issue of ordinary shares of the Company and of any type of securities giving, by any means, immediately and/or in the future, access to the Company’s share capital (including without limitation, any bonds redeemable or convertible for shares and any warrants (or BSA for bons de souscription d’actions) attached or not to shares or other types of securities), said securities could be issued in euros or any foreign currency or any currency unit established by reference to several currencies, at the Board of Directors’ discretion, to be paid-up in cash, including by way of payables set off.

The nominal amount of any share capital increase likely to be performed pursuant to this delegation shall not exceed €1,422,701.65 or its equivalent in a foreign currency to which should be added, as the case may be, the amount of the additional shares to be issued in order to preserve, in accordance with any applicable law or regulation and as the case may be, with any applicable contractual undertaking, the rights of the security holders giving access to the share capital of the Company. The nominal amount of the securities representing payables giving access to the Company’s share capital likely to be performed pursuant to this delegation shall not exceed €300,000,000 (or the countervalue of this amount on the issue date in a foreign currency or in monetary unit calculated by reference to multiple currencies). The nominal amount of any share capital increase or securities representing claims on the receivables that may give access to the Company’s share capital likely to be performed pursuant to this delegation shall be deducted from the global amounts set forth in the fourteenth resolution below.

The duration of this delegation of authority would be 18 months.

The Board of Directors requests that shareholders approve this proposal.

Proposal 10:	Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing of ordinary shares or of any security giving access to the share capital while preserving the shareholders’ preferential subscription right

The Board of Directors proposes that the shareholders grant to the Board of Directors the authority to decide, in one or more times in the proportions and at the times it considers appropriated, both in France and abroad, in euros, foreign currencies or any monetary unit calculated by reference to multiple currencies, for free or against consideration, the issue of ordinary shares of the Company and of any type of securities giving, by any means, immediately and/or in the future, access to the Company’s share capital, said shares giving the same rights as those attached to the former shares subject to their use date.

The nominal amount of any share capital increase likely to be performed pursuant to this delegation shall not exceed €1,422,701.65 or its equivalent in a foreign currency to which should be added, as the case may be, the amount of the additional shares to be issued in order to preserve, in accordance with any applicable law or regulation and as the case may be, with any applicable contractual undertaking, the rights of the security holders giving access to the share capital of the Company. The nominal amount of the securities representing payables giving access to the Company’s share capital likely to be performed pursuant to this delegation shall not exceed €300,000,000 (or the countervalue of this amount on the issue date in a foreign currency or in monetary unit calculated by reference to multiple currencies). The nominal amount of any share capital increase or securities representing claims on the receivables that may give access to the Company’s share capital likely to be performed pursuant to this delegation shall be deducted from the global amounts set forth in the fourteenth resolution below.

The duration of this delegation of authority would be 26 months.

The Board of Directors requests that shareholders approve this proposal.

Proposal 11:	Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing of ordinary shares or of any security giving access to the share capital with removal of the shareholders’ preferential subscription right including in the context of a public offering

The Board of Directors proposes that the shareholders grant to the Board of Directors the authority to decide the issue, by way of public offering, in one or more times in the proportions and at the times it considers appropriated, both in France and abroad, in euros, foreign currencies or any monetary unit calculated by reference to multiple currencies, for free or against consideration, the issue of ordinary shares of the Company and of any type of securities giving, by any means, immediately and/or in the future, access to the Company’s share capital, said shares giving the same rights as those attached to the former shares subject to their use date.

The nominal amount of any share capital increase likely to be performed pursuant to this delegation shall not exceed €1,422,701.65 or its equivalent in a foreign currency to which should be added, as the case may be, the amount of the additional shares to be issued in order to preserve, in accordance with any applicable law or regulation and as the case may be, with any applicable contractual undertaking, the rights of the security holders giving access to the share capital of the Company. The nominal amount of the securities representing payables giving access to the Company’s share capital likely to be performed pursuant to this delegation shall not exceed €300,000,000 (or the countervalue of this amount on the issue date in a foreign currency or in monetary unit calculated by reference to multiple currencies). The nominal amount of any share capital increase or securities representing claims on the receivables that may give access to the Company’s share capital likely to be performed pursuant to this delegation shall be deducted from the global amounts set forth in the fourteenth resolution below.

The duration of this delegation of authority would be 26 months.

The Board of Directors requests that shareholders approve this proposal.

Proposal 12:	Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing of ordinary shares or of any security giving access to the share capital with removal of the shareholders’ preferential subscription right in the framework of an offering made to the benefit of qualified investors or to a restricted circle of investors mentioned at the II of article L. 411-2 of the French monetary and financial code

The Board of Directors proposes that the shareholders grant to the Board of Directors the authority to decide the issue, in one or more times in the proportions and at the times it considers appropriated, both in France and abroad, in euros, foreign currencies or any monetary unit calculated by reference to multiple currencies, for free or against consideration, the issue of ordinary shares of the Company and of any type of securities giving, by any means, immediately and/or in the future, access to the Company’s share capital, in the framework of an offering made to the benefit of qualified investors or to a restricted circle of investors mentioned at the II.2 of article L. 411-2 of the French monetary and commercial code, said shares giving the same rights as those attached to the former shares subject to their use date.

The nominal amount of any share capital increase likely to be performed pursuant to this delegation shall not exceed €1,422,701.65 or its equivalent in a foreign currency to which should be added, as the case may be, the amount of the additional shares to be issued in order to preserve, in accordance with any applicable law or regulation and as the case may be, with any applicable contractual undertaking, the rights of the security holders giving access to the share capital of the Company. The nominal amount of the securities representing payables giving access to the Company’s share capital likely to be performed pursuant to this delegation shall not exceed €300,000,000 (or the countervalue of this amount on the issue date in a foreign currency or in monetary unit calculated by reference to multiple currencies). The nominal amount of any share capital increase or securities representing claims on the receivables that may give access to the Company’s share capital likely to be performed pursuant to this delegation shall be deducted from the global amounts set forth in the fourteenth resolution below.

The duration of this delegation of authority would be 26 months.

The Board of Directors requests that shareholders approve this proposal.

Proposal 13:	Delegation of authority to be granted to the Board of Directors in order to increase the number of securities to be issued as a result of a share capital increase with or without preferential subscription right pursuant to the said resolutions

The Board of Directors proposes that the shareholders grant to the Board of Directors the authority to increase the number of shares or securities to be issued in the event of oversubscription for each subscription, with or without a preferential subscription right, that will be approved pursuant to the ninth to twelfth resolutions above, in the conditions set forth in articles L. 225-135-1 and R. 225-118 of the French commercial code (so, as of today, within the thirty days as from the closure of the subscription of the initial issue, at the same price as that decided for the initial issue and up to the limit of 15% of the initial issue), said shares granting the same rights as those granted by the former shares, subject to their use date.

The duration of this delegation of authority would be 26 months.

The Board of Directors requests that shareholders approve this proposal.

Proposal 14:	Determination of the overall limits on the amounts of the issues completed pursuant to the above mentioned delegations

The Board of Directors proposes that the shareholders limit the global nominal amount of the share capital increases likely to be performed pursuant to the ninth to the thirteenth resolutions to €1,422,701.65 or its equivalent in a foreign currency to which should be added, as the case may be, the amount of the additional shares to be issued in order to preserve, in accordance with any applicable law or regulation and as the case may be, with any applicable contractual undertaking, the rights of the security holders giving access to the share capital of the Company.

The Board of Directors proposes that the shareholders limit the global nominal amount of the debt securities likely to be issued in application of the delegations granted pursuant to the ninth to the thirteenth resolutions above and the twentieth resolution below to €300,000,000 (or the countervalue of this amount on the issue date in a foreign currency or in monetary unit calculated by reference to multiple currencies).

The Board of Directors requests that shareholders approve this proposal.

Proposal 15:	Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of incorporation of premiums, reserves, benefits or others

The Board of Directors proposes that the shareholders grant to the Board of Directors, with the right of sub delegation under the conditions established for the applicable law and regulation, during a twenty-six-month (26) period as from the date of the present shareholders’ meeting, the authority to decide to complete one or more share capital increases by way of incorporation to the share capital of premiums, reserves, benefits, or others which capitalization would be legally and statutorily possible and by way of allocation of new free shares, by way of increase of the par value of the existing shares or by using such two methods jointly, said shares granting the same rights as the former shares, subject to their use date.

The duration of this delegation of authority would be 26 months.

The Board of Directors requests that shareholders approve this proposal.

Proposal 16:	Authorization to be given to the Board of Directors to grant OSA (options to subscribe ordinary shares) or OAA (options to purchase ordinary shares) of the Company

The Board of Directors proposes that the shareholders authorize the Board of Directors, pursuant to articles L.225-177 to L.225-185 of the French commercial code, to grant, during periods authorized by the law, in one or several times, in favor of the members of the salaried personnel and/or corporate officers (or some of them) of the Company and companies and economic interest groups relating to the Company under the conditions referred to in article L.225-180-I of said Code, options giving the right to subscribe or to purchase ordinary shares. The number of options granted pursuant to this authorization shall not give right to the purchase or the subscription for more than 9,935,710 shares with a par value of €0.025 each, this number shall be deducted from the overall ceiling set forth in the nineteenth resolution below, and the total number of shares which can be subscribed on exercise of subscription options of shares granted and not yet exercised shall never exceed a third of the share capital.

The duration of this delegation of authority would be 38 months.

The Board of Directors requests that shareholders approve this proposal.

Proposal 17:	Authorization to be given to the Board of Directors to grant free shares, existing or to be issued, pursuant to the provisions of articles L.225-197-1 and seq. of the French Commercial Code

The Board of Directors proposes that the shareholders authorize the Board of Directors to make, in one or several times, an allocation of free shares, either existing or to be issued by the Company, in favor of members of employees of the Company, or some ranges of them, and/or corporate officers who satisfy the conditions referred to in article L.225-197-1, II of the French Commercial Code, as well as in favor of members of employees of companies or economic interest groups which the Company holds, directly or indirectly, at least 10% of the share capital or the voting rights at the date of allocation of the concerned shares.

The number of shares which could be allocated free of charge by the Board of Directors pursuant to this authorization shall not exceed 9,935,710 shares with a par value of €0.025 each, this number shall be deducted from the overall ceiling set forth in the nineteenth resolution below, and the total number of shares shall never exceed the overall limit of 10% of the existing share capital of the Company.

The duration of this delegation of authority would be 38 months.

The Board of Directors requests that shareholders approve this proposal.

Proposal 18:	Delegation of authority to authorize to the Board of Directors in order to issue and to allocate warrants (for BSA or bons de souscription d’actions) in favor of a range of persons satisfying determined characteristics

The Board of Directors proposes that the shareholders delegate to the Board of Directors the authority in order to make an issuance of a maximum number of 9,935,710 BSA giving each right to a subscription of an ordinary share with a par value of €0.025 of the Company.

The duration of this delegation of authority would be 18 months.

The Board of Directors requests that shareholders approve this proposal.

Proposal 19:	Determination of the overall limits on the amounts of the issues completed pursuant to the sixteenth to the eighteenth resolutions above

The Board of Directors proposes that the shareholders decide that the sum of (i) the shares likely to be issued or acquired upon options’ exercises by virtue of the sixteenth resolution above, (ii) the shares that would be freely granted pursuant to the seventeenth resolution above and, (iii) the shares likely to be issued upon exercise of the warrants (or BSA for bons de souscription d’actions) which would be granted by virtue of the eighteenth resolution above shall not exceed 9,935,710 shares with a par value of €0.025 each, it being specified that should be added to this limit the additional number of shares to be issued to preserve, in accordance with the applicable contractual provisions, the rights of any holder of such securities giving access to shares of the Company.

The Board of Directors requests that shareholders approve this proposal.

Proposal 20:	Delegation of authority to be granted to the Board of Directors in order to increase the share capital by way of issuing of shares and securities giving access to the Company’s share capital to the benefit of employees who participate in a Company’s saving plan

The Board of Directors proposes that the shareholders grant to the Board of Directors the authority to issue, in the proportions and at the times it considers appropriate, ordinary shares or any type of securities providing, immediately and/or in the future, access to the Company’s shares reserved to the participants to the Company’s savings plan and, as the case may be, of the French or foreign companies affiliated to the Company in accordance with article L. 225-180 of the French commercial code and article L. 3344-1 of the French labor code.

The duration of this delegation of authority would be 18 months.

French law requires Proposal 20 to be presented to the shareholders any time the shareholders are separately asked to issue, or delegate the authority to issue, new shares to the Board of Directors, but allows the Board of Directors to recommend against it. The reason why the Board of Directors is recommending against Proposal 20 is because it deems other equity incentive instruments more appropriate for its employees (see Proposals 16 to 18 above).

The Board of Directors is not in favor of the adoption of this proposal.

The Board of Directors requests that shareholders DO NOT approve this proposal.

*****

The following exhibits are attached hereto and incorporated by reference herein:

Exhibit	Description
99.1	Convening Notice to the Ordinary and Extraordinary Annual Shareholders General Meeting

99.2	Proxy card for use in connection with the Ordinary and Extraordinary Annual Shareholders General Meeting on June 18, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRITEO S.A.

Date: June 10, 2014	By:	/s/ Jean-Baptiste Rudelle
		Name:	Jean-Baptiste Rudelle
		Title:	Chief Executive Officer

EXHIBIT LIST

Exhibit	Description
99.1	Convening Notice to the Ordinary and Extraordinary Annual Shareholders General Meeting

99.2	Proxy card for use in connection with the Ordinary and Extraordinary Annual Shareholders General Meeting on June 18, 2014